Filed by Aura FAT Projects Acquisition Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aura FAT Projects Acquisition Corp

SEC File No.: 001-41350

Aura FAT Projects Acquisition Corp & Allrites Holdings Pte. Ltd. Announce Formation of New Public Board Upon Consummation of Business Combination

Singapore, July 22, 2024 – Aura FAT Projects Acquisition Corp, a Cayman Islands exempted company limited by shares, with company registration number 384483 (“AFAR”) and Allrites Holdings Pte. Ltd., a Singapore private company limited by shares, with company registration number 201703484C (“Allrites”), are excited to announce the members of the new board of directors (the “New Board”), which will take effect immediately after the consummation of their Business Combination (as defined below). This strategic move positions New Allrites (as defined below) for accelerated growth and innovation in the global media rights industry.

On May 7, 2023, AFAR, Allrites, and Meta Gold Pte. Ltd., a Singapore exempt private company limited by shares, with company registration 202001973W, in its capacity as the representative for the shareholders of Allrites, entered into a Business Combination Agreement (the “Business Combination Agreement”), by which, among other things, at closing Allrites will become a wholly owned subsidiary of AFAR and AFAR’s Class A ordinary shares are expected to be listed on the Nasdaq Global Market (the “Business Combination”). In connection with the Business Combination, AFAR will change its corporate name to “Allrites Ltd.” (“New Allrites”).

The New Board comprised of experienced leaders and industry visionaries, including the addition of Andreas Ehn, as previously announced on Form 8-K, filed with the Securities and Exchange Commission on September 14, 2023, Michelle Guthrie, and Max Spencer. Their diverse backgrounds and expertise will be instrumental in guiding New Allrites through its next growth phase as a public company. Effective upon the consummation of the Business Combination, the New Board will consist of five directors, including the three aforementioned directors, a non-independent director to be appointed by AFAR’s sponsor, Aura FAT Projects Capital LLC, and a non-independent director to be nominated by Allrites.

Andreas Ehn was the first employee of Spotify, the NYSE-listed revolutionary music streaming platform that transformed how people discover and enjoy music. As Spotify’s first Chief Technology Officer, he played a pivotal role in shaping its technological infrastructure, creating a seamless user experience, and driving its exponential growth. Andreas has become deeply involved in the startup ecosystem, investing in and advising numerous early-stage companies and providing invaluable guidance and support to aspiring entrepreneurs. He is a visionary technologist, entrepreneur, and catalyst for change.

Michelle Guthrie brings extensive experience in media, technology, and business transformation. Michelle spent 13 years at News Corporation and succeeded James Murdoch as CEO of Star Group Limited, Asia’s leading media and entertainment company. She subsequently was the managing director of Australian Broadcasting Corporation and held senior positions at Google Asia Pacific and Providence Equity. Michelle’s other roles include non-executive director at listed companies Catapult Group International and StarHub. She has also been on the boards of Phoenix Satellite Television Holdings, Balaji Telefilms Limited and Verisign, Inc. Her expertise in leading digital innovation, enhancing customer experience, and driving strategic growth aligns perfectly with Allrites’ mission and vision.

Max Spencer brings more than a decade of experience in investment management and advisory roles. As the current Chief Investment Officer of a Single Family Office in Los Angeles, Max oversees a diversified investment portfolio, evaluates, and executes opportunities across various asset classes, and optimizes strategic asset allocation. He also serves as a Board Advisor at WinSanTor, and on the Advisory Board of Events.com, providing strategic financial advice and leading the negotiations of a $100 million investment facility. Max’s background includes roles as Vice President at LDA Capital, and Co-Founder of MedicalLeadz, showcasing his versatility in managing complex financial transactions and business operations across multiple asset classes.

In connection with the appointment of Andreas Ehn, Michelle Guthrie, and Max Spencer to the New Board, Riaz Mehta, founder and CEO of Allrites, commented: “We are incredibly excited to welcome Andreas, Michelle, and Max to our board. Their combined expertise in media, technology, business transformation, capital markets and M&A will be invaluable as we revolutionize the media rights landscape. With their guidance, Allrites is well-positioned to enhance its strategic direction, embrace emerging technologies, and empower content creators, buyers, and distributors globally.”

About Allrites

Allrites is a global B2B one-stop-shop content marketplace to buy and sell the best of global film, TV & Sports rights headquartered in Singapore and holding rights to more than 140,000+ hours of diverse content onboard and 7,000 registered users globally. Similar to its customers, the Allrites’ team members are located all over the world with global expertise. Allrites accepts and licenses content in any language, genre, format, and year of production. Film, television, animation, documentary, and recorded live performances from major studios, independent producers, and production companies around the world. Learn more at www.allrites.com.

About AFAR

AFAR is a blank check company listed on the Nasdaq formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. For more information, see www.aurafatprojects.com.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements, including those set forth in the risk factors section of the Company’s Amendment No. 1 to Form F-4 filed on September 13, 2023 with the Securities and Exchange Commission (“SEC”). Copies are available on the SEC’s website, www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in the Company’s expectations or any change in events, conditions, or circumstances on which any statement is based.